SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 4, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F     X                Form 40-F
                                 ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                   Yes                            No           X
                                 ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

          CNOOC ANNOUNCED RECORD PROFIT AND SPECIAL INTERIM DIVIDEND

(Hong Kong, September 4, 2003) CNOOC Limited (the "Company"; NYSE: CEO, SEHK:
883) is pleased to announce that for the six months ended June 30, 2003 ("the Period"), unaudited net profit surged to RMB 6.3 billion (US$ 765 million), a 75.0% year-over-year increase from RMB 3.6 billion (US$ 437 million), and total revenues increased 68.3% to RMB 17.9 billion (US$ 2.16 billion) from RMB
10.6 billion (US$ 1.29 billion). The Company's Board of Directors has approved an interim dividend of HK$ 0.14 per share (US$0.359 per ADS) and a special interim dividend of HK$ 0.18 per share (US$0.462 per ADS) to shareholders whose name appear on the Register of Members of the Company on September 25, 2003.

Oil and gas revenues were RMB 14.2 billion (US$ 1.7 billion), a 47.3% year-over-year increase from RMB 9.6 billion (US$ 1.2 billion). The significant increase in oil and gas revenues was a result of a 14.8% increase in oil and gas production and a 30.9% increase in realized oil prices. In the Period, the Company's average daily production increased 45,446 BOE (barrels of oil equivalent) per day, or a 14.8% year-over-year increase, to 352,780 BOE per day. The Company continues to maintain its low cost structure. All-in production costs offshore China were US$8.81 per BOE.

"The company's strategy continues to yield robust results and to deliver steady returns to shareholders. Performance and shareholder value focus are clearly reflected in the interim results," commented Mr. Wei Liucheng, the Company's Chairman and CEO, "Gas business development and exploration successes are putting the Company on the right track to achieving sustainable growth."

CNOOC Limited raised US$500 million through another successful global bond offering in May 2003. The Company also completed the acquisition of equity interests in the Tangguh LNG Project in Indonesia and reached agreements on key terms to acquire an equity interest in the reserves of Australia's North West Shelf project. The Company also closed the acquisitions of certain offshore oil producing properties from BP and Kerr McGee.

With RMB 764 million (US$ 92 million) exploration expenditures for the Period, the Company completed drilling of 38 wells. The Company made seven oil and gas discoveries offshore China, of which five were in Bohai Bay. Of the seven discoveries, five were made independently and two in conjunction with the Company's PSC partners. Development expenditures increased by 75% year-over-year to RMB 3.4 billion (US$ 410 million) for the Period, compared to RMB 1.9 billion (US$ 235 million) for the first half of 2002. The Company's development spending continues to grow as fifteen major projects are expected to come on stream between 2003 and 2005. "We have met and exceeded our targets for exploration and development," commented Zhou Shouwei, President of the Company.

The Company's Board of Directors has approved an interim dividend of HK$0.14 per share (US$0.359 per ADS) and a special interim dividend of HK$0.18 per share (US$0.462 per ADS) to shareholders whose name appear on the Register of Members of the Company on September 25, 2003. "In line with CNOOC Limited's publicly stated policy and previous practices, the special interim dividend is an extra-bonus to our shareholders due to a strong realized oil price and the excellent financial performance of the Company," commented Mr. Mark Qiu, CFO of the Company.

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

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Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms.
Carol Chan CNOOC Limited        Ketchum Newscan Public Relations
Tel : +86 10 8452 1646          Tel:852-3141-8016/ 852-3141-8063/3141-8091
Fax: +86 10 8452 1648           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail:  anne.lui@knprhk.com
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                                    carol.chan@knprhk.com
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                                maggie.chan@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                      CNOOC Limited


                                      By: /s/ Cao Yunshi
                                          -------------------
                                          Name: Cao Yunshi
                                          Title: Company Secretary

Dated: September 4, 2003